

June 25, 2015

Paul Carbone
Chief Financial Officer
Dunkin' Brands Group, Inc.
130 Royall Street
Canton, Massachusetts 02021

> **Re:** **Dunkin' Brands Group Inc.**
> **Form 10-K for the Year Ended December 27, 2014**
> **Filed February 19, 2015**
> **Form 8-K dated April 23, 2015**
> **File No. 001-35258**

Dear Mr. Carbone:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 27, 2014

Item 6. Selected Financial Data, page 26

1. We note your presentation of franchisee-reported sales in your table of selected financial data. Please revise your disclosure in footnote (11) to clearly state that franchisee-reported sales are not your revenues and are not included in your consolidated financial statements and that it as an operating measure used by management. Include the reason for why you include the operating measure in the table.

<u>Form 8-K filed April 23, 2015</u>

<u>Item 9.01 Financial Statements and Exhibits</u>

<u>Exhibit 99.1</u>

2. We note that you present certain non-GAAP measures in your first quarter highlights bulleted at the top of your earnings release, including adjusted operating income, adjusted operating income margin and diluted adjusted EPS without providing the most directly comparable GAAP measurement in this section.  As required by Instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K, please revise your presentations and discussions to include with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.

3. We also note that the first line presented in your table of First Quarter 2015 Key Financial Highlights is franchisee reported sales.  Since franchisee sales are not your revenues and you did not generate them, please provide footnote disclosure clearly stating this is an operating measure and these sales are not included in your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief